UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-35297

Fortuna Mining Corp.

(Translation of registrant’s name into English)

1111 Melville Street, Suite 820, Vancouver, BC, Canada V6E 3V6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ◻	FORM 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(1):  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):  ◻

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3
Fortuna Mining Corp.
(Registrant)

Date: March 6, 2025	By:	/s/ "Jorge Ganoza Durant"
Jorge Ganoza Durant
President and CEO

Exhibits:

99.1      Annual Audited Consolidated Financial Statements for the year ended December 31, 2024.

99.2      Management’s Discussion and Analysis for the year ended December 31, 2024.

99.3      News release dated March 5, 2025.